Exhibit 99.1

Attunity Expands its Strategic Position in Big Data Markets
Through BIReady Acquisition

Acquires innovative technology that is designed to accelerate Big Data ROI by building and maintaining data warehouses with less time and resources

BURLINGTON, MA– December 2, 2014 – Attunity Ltd. (NASDAQ CM: ATTU), a leading provider of information availability software solutions, announced today that it has expanded its Big Data solutions portfolio as well as its strategic positioning in Big Data markets via the acquisition of BIReady’s data warehouse automation technology.  The innovative BIReady solution automatically designs, generates and populates enterprise data warehouses and data marts, adding data modeling and structuring capabilities inside the data warehouse. This technology, which is unique in the market, is designed to provide fast, flexible delivery of information for Big Data Analytics and Business Intelligence (BI) projects - adding an important new capability to Attunity’s Big Data technology suite.

BIReady technology will enable Attunity to fulfill a key need for enterprises that require an automated, end-to-end data warehousing solution to support mission-critical data initiatives. By supporting the entire lifecycle of data warehouses and data marts through agile automation, the BIReady technology is designed to eliminate the traditionally complex, manual tasks of preparing data for BI and Big Data analytics. This capability enables organizations to build and maintain data warehouses with less time and resources – freeing them to focus on higher-value tasks that drive business growth and competitive advantage.

“BIReady technology will enable Attunity to bring enterprises to the next level in data warehousing - to deliver near real-time BI and analytics significantly faster than it would take otherwise,” explained Bill Inmon, owner of Inmon Consulting Services, and Forest Rim Technology (a BIReady partner),  and also universally recognized as the ‘father of the data warehouse’. “BIReady technology accomplishes the many goals of ETL by automating much of the data warehousing design process and the generation of SQL code - something the classic ETL model has never mastered. Unifying these strengths with existing Attunity technology will provide a modern platform that adds value for enterprises by making the process of delivering data and building a data warehouse seamless, efficient and affordable.”

“The acquisition of BIReady technology marks another milestone in the evolution of our growth strategy with a new solution that, in addition to moving the data, will also provide customers with the ability to create and manage data warehouse logics,” stated Shimon Alon, Chairman and CEO of Attunity. “The addition of data warehouse automation technology to our information availability portfolio helps to complete and strengthen our offering while answering a critical need for prospects. The technology will also enable us to cross-sell and up-sell to our existing customers currently considering or leveraging data warehousing on-premises or in the cloud.”

Mr. Alon concluded, “We expect that this transaction will generate additional opportunities with OEM and go-to-market partners and resellers, enhance our competitive position in our market, and enable us to expand our presence in these rapidly-growing markets.”

Under the terms of the purchase agreement, Attunity acquired BIReady's technology for approximately $1 million in a combination of cash and Attunity shares with an earnout potential of up to USD $375,000 in cash over the next two years.

About Attunity
Attunity is a leading provider of information availability software solutions that enable access, management, sharing and distribution of data, including Big Data, across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication, data flow management, test data management, change data capture, data connectivity, enterprise file replication (EFR), managed-file-transfer (MFT), and cloud data delivery. Using Attunity's software solutions, our customers enjoy significant business benefits by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today's IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit www.attunity.com or our In Tune blog, and join our community on Twitter, Facebook, LinkedIn and YouTube, the content of which is not part of this press release.

Safe Harbor Statement
This press release contains forward-looking statements, including statements regarding the anticipated features and benefits of Replicate Solutions, within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we say that BIReady technology is expected to allow Attunity to better leverage many of its go-to-market partners to create greater awareness for its class-leading solutions as well as adds additional value for joint prospects and customers. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to: our reliance on strategic relationships with our distributors, OEM and VAR partners, and on our other significant customers; risks and uncertainties relating to acquisitions, including costs and difficulties related to integration of acquired businesses; timely availability and customer acceptance of Attunity's new and existing products, including Attunity Maestro; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity's products; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity's latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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© Attunity 2014. All Rights Reserved. Attunity is a registered trademark of Attunity Inc. All other product and company names herein may be trademarks of their respective owners.

Press contact:
Melissa Kolodziej, Director of Marketing Communications, Attunity
melissa.kolodziej@attunity.com
Tel. 781-730-4073